Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (G271)

Offering Period: September 3, 2019 – September 19, 2019

CS Notes due September 27, 2023

Linked to the Performance of the Credit Suisse RavenPack AIS Balanced 5% ER Index

Product Terms

•   If the Final Level is greater than the Initial Level, you will participate in the leveraged appreciation, if any, of the Underlying.

•   If the Final Level is equal to or less than the Initial Level, you will receive the principal amount of the securities you hold at maturity.

•   Any payment on the securities is subject to our ability to pay our obligations as they become due.

•   The Underlying is designed to provide exposure to a hypothetical “balanced” portfolio while targeting a realized daily volatility of 5%. By “balanced” we mean the Underlying’s hypothetical portfolio may, under certain circumstances include both equity exposure, in the form of large-cap U.S. equities included in the Credit Suisse RavenPack AIS Index described in the accompanying underlying performance supplement and the accompanying underlying supplement; and fixed income exposure, in the form of U.S. Treasury note futures contracts tracked by the Fixed Income Indices described in the accompanying underlying performance supplement and the accompanying underlying supplement. “Balanced” does not imply any risk adjusted diversified asset class allocation or actual balance among asset classes. The Index Calculation Agent and Index Sponsor for the Underlying is an affiliate of ours. For more information on the Underlying, please see the underlying performance supplement and underlying supplement.

Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Trade Date:	Expected to be September 20, 2019
Settlement Date:	Expected to be September 27, 2019
Underlying:	The Credit Suisse RavenPack AIS Balanced 5% ER Index
Upside Participation Rate**:	Expected to be at least 133%.
Redemption Amount:	$1,000 x (1 + Security Performance Factor).
Security Performance Factor:	If (a) the Final Level is greater than the Initial Level, then the Security Performance Factor will equal the product of (i) the Upside Participation Rate and (ii) the Underlying Return; or (b) the Final Level is equal to or less than the Initial Level, then the Security Performance Factor will equal zero.
Underlying Return:	(Final Level – Initial Level)/Initial Level
Initial Level:	For the Underlying, the closing level of the Underlying on the Trade Date.
Final Level:	For the Underlying, the closing level of the Underlying on the Valuation Date.
Valuation Date:	September 20, 2023
Maturity Date:	September 27, 2023
CUSIP:	22552FVH2
Fees:	Certain fiduciary accounts may pay a purchase price of at least $996 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may pay varying discounts and commissions of up to $4 per $1,000 principal amount of securities, of which $4 may be paid to certain institutions or service providers on securities not sold to certain fiduciary accounts in consideration for providing education, structuring or other services with respect to the distribution of the securities. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts. The Agent(s) through whom we distribute securities may enter into arrangements with other institutions with respect to the distribution of the securities, and those institutions may share in the commissions, discounts or other compensation received by the Agent(s), may be compensated separately and may also receive commissions from purchasers for whom they may act as agents. In addition, an affiliate of ours will pay referral fees of $4.50 per $1,000 principal amount of securities. The Agent(s) may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $960 and $990 (as determined by reference to its pricing models and the rate it is currently paying to borrow funds through issuance of the securities (its “internal funding rate”)). A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Certain Product Characteristics

•	Leveraged and uncapped participation in the appreciation, if any, of the Underlying.

•	Upside Participation Rate expected to be at least 133%**

•	Return of principal amount of the securities you hold, if the Final Level is less than or equal to the Initial Level.

Hypothetical Returns at Maturity

Underlying Return	Security Performance Factor1)	Redemption Amount per $1,000 principal amount(1)(2)

50%	66.50%	$1,665
40%	53.20%	$1,532
30%	39.90%	$1,399
20%	26.60%	$1,266
10%	13.30%	$1,133
0%	0%	$1,000
−10%	0%	$1,000
−20%	0%	$1,000
−30%	0%	$1,000
−40%	0%	$1,000
−50%	0%	$1,000

(1)	Assumes an Upside Participation Rate of 133%**.

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	The securities do not pay interest.

•	Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	The return on the securities is affected by the Final Level of the Underlying.

•	The probability that the Security Performance Factor will be zero will depend on the volatility of the Underlying.

 (See “Additional Risk Considerations” on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: September 3, 2019 – September 19, 2019

CS Notes due September 27, 2023

Linked to the Performance of the Credit Suisse RavenPack AIS Balanced 5% ER Index

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent for the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. . In addition, an affiliate of ours, Credit Suisse International, is the Index Calculation Agent and the Index Sponsor for the Underlying. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement, the “Selected Risk Considerations” section of the underlying performance supplement, the “Selected Risk Considerations” section of the underlying supplement and the “Risk Factors” section of the product supplement, which set forth risks related to the Underlying and an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, underlying performance supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated August 30, 2019, Underlying Performance Supplement dated August 16, 2019, Underlying Supplement dated October 2, 2018, Product Supplement No. I–G dated October 4, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010319011562/dp112078_424b2-g271.htm

For a full description of the Underlying, please see the underlying performance supplement and underlying supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010319010939/dp111381_424b3-csrpaisb.htm

https://www.sec.gov/Archives/edgar/data/1053092/000095010318011482/dp96276_424b2-rpus.htm

You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.